April 3, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Mistras Group, Inc. and, under the date of March 15, 2023, we reported on the consolidated financial statements of Mistras Group, Inc. as of and for the years ended December 31, 2022 and 2021 and the effectiveness of internal control over financial reporting as of December 31, 2022. On March 29, 2023, we were dismissed. We have read Mistras Group, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 3, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with any of Mistras Group, Inc.’s statements in the fifth paragraph regarding PricewaterhouseCoopers LLP not being consulted during the years ended December 31, 2022 and 2021 and the subsequent interim period through March 29, 2023.

Very truly yours,

/s/ KPMG LLP